SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31387]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

December 19, 2014

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of December 2014. A copy of each application may be

obtained via the Commission's website by searching for the file number, or for an applicant

using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-

8090. An order granting each application will be issued unless the SEC orders a hearing.

Interested persons may request a hearing on any application by writing to the SEC's Secretary at

the address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on January 13, 2015, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Brent J. Fields, Secretary, U.S. Securities and Exchange

Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Morgan Creek Global Equity Long/Short Fund [File No. 811-22460]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 30, 2012, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on December 10, 2014.

Applicant's Address: 301 West Barbee Chapel Rd., Suite 200, Chapel Hill, NC 27517.

WY Funds [File No. 811-21675]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 26, 2014, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $2,400 incurred in connection with the liquidation were paid by Wertz York Capital Management Group, LLC, applicant's investment adviser.

Filing Date: The application was filed on December 5, 2014.

Applicant's Address: 5502 N. Nebraska Ave., Tampa, FL 33604.

Pax World Funds Trust II [File No. 811-22187]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Pax World Funds Series Trust I, and on March 31, 2014, made a distribution to its shareholders based on net asset value. Expenses of approximately $419,000 incurred in connection with the reorganization were paid by the acquiring fund and Pax World Management LLC, applicant's investment adviser.

Filing Date: The application was filed on December 2, 2014.

Applicant's Address: 30 Penhallow Street, Suite 400, Portsmouth, NH 03801.

COUNTRY Mutual Funds Trust [File No. 811-10475]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On October 31, 2013, applicant made a liquidating distribution to its shareholders, based on net

asset value. Expenses of $57,097 incurred in connection with the liquidation were paid by

applicant and COUNTRY Fund Management, applicant's investment adviser.

Filing Date: The application was filed on November 25, 2014.

Applicant's Address: 1705 North Towanda Ave., Bloomington, IL 61702.

BlackRock Income Opportunity Trust, Inc. [File No. 811-6443]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicant transferred its assets to BlackRock Core Bond

Trust, and on November 10, 2014, made a distribution to its shareholders based on net asset

value. Expenses of approximately $409,641 incurred in connection with the reorganization were

paid by applicant and BlackRock Advisors, LLC, applicant's investment adviser.

Filing Date: The application was filed on November 21, 2014.

Applicant's Address: 100 Bellevue Pkwy., Wilmington, DE 19809.

J.P. Morgan Series Trust II [File No. 811-8212]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

Applicant transferred its assets to JPMorgan Insurance Trust, and on April 24, 2009, made

distributions to its shareholders based on net asset value. Expenses of $676,471 incurred in

connection with the reorganization were paid by J.P. Morgan Investment Management Inc. and

JPMorgan Funds Management, Inc., applicant's investment adviser and administrator, and

JPMorgan Investment Advisors Inc., investment adviser to the acquiring fund.

<u>Filing Dates</u>: The application was filed on July 3, 2012, and amended on September 13, 2012

and November 7, 2014.

<u>Applicant's Address</u>: 270 Park Ave., New York, NY 10017.

     For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Kevin M. O'Neill
Deputy Secretary